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08031591

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC Mail Processing Section

APR 18 2008

Washington, DC
112

SEC FILE NUMBER
8- 51278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYNERGY INVESTMENT GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8320 UNIVERSITY-EXEC PARK DR. SUITE 112
(No. and Street)

CHARLOTTE (City) NC (State) 28262 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIM BAIN 704-295-6699
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FAULKNER & THOMPSON P.A.
(Name – *if individual, state last, first, middle name*)

226 NORTHPARK DR. SUITE 110 (Address) ROCK HILL (City) SC (State) 29732 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tim Bain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SYNERGY INVESTMENT GROUP LLC, as of 12/31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

4/15/07

COO/CFO

Title

Notary Public

Jul 21, 2010 Comm. Exp.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAULKNER AND THOMPSON, P.A.
Certified Public Accountants
226 NORTHPARK DRIVE, SUITE 110
POST OFFICE BOX 2456
ROCK HILL, SOUTH CAROLINA 29732
TELEPHONE: 803-324-3160
FACSIMILE: 803-324-2767

ROBERT E. FAULKNER
T. DALE THOMPSON

CERTIFIED IN S.C. AND N.C.

NORTH CAROLINA OFFICE:
10800 SIKES PLACE, SUITE 300
CHARLOTTE, NORTH CAROLINA 28277

TELEPHONE: 704-541-6180

April 16, 2008

Mr. Timothy J. Bain, COO/CFO
Synergy Investment Group, LLC
Suite 110
8320 University Executive Park Drive
Charlotte, North Carolina 28262

Dear Mr. Bain:

Synergy Investment Group, LLC is exempt from SEC Rule 15c3-3 pursuant to a (k)(2)(ii) exemption as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis. Those firms are Pershing, LLC SEC# 8-17574 and Penson Financial Services, Inc. SEC# 8-42095.

Please contact us if we can provide any additional information.

Very truly yours,

Faulkner and Thompson, P.A.

Faulkner and Thompson, P.A.

END